UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 30, 2024, a general meeting of shareholders (the “Meeting”) of Forafric Global PLC (the “Company”) approved the proposal brought before the Company’s shareholders at the Meeting, in accordance with the majority required the proposal. The proposal was described in the Company’s Notice of Annual General Meeting with respect to the Meeting, dated December 3, 2024, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on December 3, 2024.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (Registration No. 333-268837), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: January 16, 2025	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)